UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(09 November 2021)
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Director/PDMR Shareholding

Notification of Transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated with them

 [This form is required for disclosure of transactions under Article 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation)]

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Richard Fearon
2	Reason for the notification
a)	Position/status	Non-executive Director, CRH plc
b)	Initial Notification Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	CRH plc
b)	LEI	549300MIDJNNTH068E74
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) (each ADR represents 1 Ordinary Share of €0.32 each) [ISIN: IE0001827041]
b)	Nature of the transaction	Purchase of Shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	US$49.96	2,000
		2.	US$50.35	2,000

d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1. 6th December 2021 2. 9th December 2021
f)	Place of the transaction	1. & 2. New York
g)	Additional Information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 09 December 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary